FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    June 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

June 25, 2008	By: Cecil Bond Cecil Bond Chief Financial Officer

2

For Immediate Release: NR 08 - 18

CASPICHE DRILLING INDICATES EXTENT OF GOLD-COPPER PORPHYRY SYSTEM

Vancouver, B. C., June 23, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report that results from recent drilling at Caspiche, Chile, indicate that the target deposit has a minimum footprint of some 600 metres (1,968 feet) by 500 metres 1,640 feet), and remains open for extension to the east, west, south and to depth.

The onset of winter conditions forced the suspension of two key “scissor” diamond drill holes, CSDH-025 and CSD-H026. CSDH-025, located 100 metres (“m”) (328 feet (“ft”)) north of hole CSD-016 and 100m (328 ft) south of hole CSD-015, returned excellent grades down to 336.05m (1,102 ft), the depth at which the hole was suspended. CSDH-025 will be completed to a minimum depth of 750m (2,460 ft) in October when drilling resumes on the project. Drill hole CSD-026 was suspended in the lithocap at 208.95m (685 ft) and will also be extended.

Results for drill hole CSDH-025 are as follows:

•	292.05m (958 ft) at a grade of 0.86 grams per tonne (“g/t”) (0.025 ounces per ton (“oz/ton”)) gold and 0.16% copper from a depth of 44m (144 ft), including

•	124.05m (407 ft) of porphyry mineralization at a grade of 1.17 g/t (0.034 oz/ton) gold and 0.36% copper from a depth of 212m (695 ft).

Exeter’s Chairman, Yale Simpson, stated: “The onset of winter curtailed our drilling prematurely but we managed to show that the target zone has a minimum footprint of some 600 metres (1,968 ft) in a WNW-ESE direction and 500 metres (1,640 ft) in a NNE-SSW direction. Based on drill logs and assay data, supplemented by geophysics, the zone remains untested west of the collar positions of drill holes CSD-015 and CSR-020. It is also open east of the collars of CSR-019 and CSD-026 and to the south of CSR-023 and CSD-014. On the basis of these observations and the +800 metre (2,624 ft) vertical extent of mineralization in drill hole CSD-015, the potential volume of gold-copper mineralization is very large.

“One of two uncompleted “scissor” diamond holes CSD-025 returned excellent grades in the top 336 metres (1,102 ft) of the hole. This confirmed our grade interpretation from earlier drill holes CSD-015 and CSD-016. The second scissor hole, CSD-026, was still within the argillic lithocap rock above the target zone when it was suspended at 209 metres (685 ft). Both scissor holes will be completed in October to a depth of at least 750 metres (2,460 ft).

“We are very encouraged by the oxide grades in holes CSR-013, -020, -022 and -023. We believe that the oxide blanket is extensive and has excellent potential for a heap leach gold operation similar to the nearby Refugio gold mine.

“We have planned and budgeted for 46,000 metres (151,000 ft) of drilling to establish a NI 43-101 resource estimate for both the oxide gold blanket and the underlying gold-copper porphyry. We continue to be very encouraged by Caspiche, as the grade of mineralization and the size of the target zone compares very favourably with the published mining reserve** for the Cerro Casale deposit, located 10 kilometres south of the Caspiche discovery.”

**Cerro Casale deposit has a grade of 0.69 g/t (0.020 oz/ton) gold and 0.25% copper (based on a mineral reserve of 22.9 million oz gold and 5.8 billion pounds of copper (Kinross Gold NI 43-101 Report, March 21 2007) – 1,031,000,000 metric tons.)

Summary of Caspiche Mineralized Intercepts to the End of the Summer 2008 Drill Season

Diamond hole no.	NEAR SURFACE LEACHABLE GOLD					GOLD-COPPER MINERALIZATION
	From	To	Width	Gold	Copper	From	To	Width	Gold	Copper
	(m)	(m)	(m)	(g/t)	(%)	(m)	(m)	(m)	(g/t)	(%)
CSD-014	0.00	148.00	148.00	0.57	0.02	148.00	740.67	592.67	0.44	0.25
CSD-015	57.95	114.00	56.05	0.35	0.02	114.00	1,001.35	887.35	0.62	0.27
CSD-016	73.00	165.00	92.00	0.41	0.01	165.00	791.75	626.75	1.08	0.43
CSD-024	0.00	209.00	209.00	0.29	0.02	209.00	766.25	557.25	0.36	0.15
CSD-025	44.00	212.00	168.00	0.64	0.01	212.00	336.05*	124.05	1.17	0.36
CSD-026	68.00	135.00	67.00	0.19	0.01	135.00	208.95*	73.95	0.32	0.13
RC hole no.
CSR-013	40.00	214.00	174.00	0.88	0.01	214.00	344.00	130.00	0.87	0.22
CSR-019	32.00	154.00	122.00	0.30	0.00	154.00	240.00	86.00	0.20	0.08
CSR-020	6.00	126.00	120.00	1.16	0.01	126.00	250.00	124.00	0.45	0.08
CSR-021	10.00	152.00	142.00	0.31	0.01	Not tested
CSR-022	22.00	150.00	128.00	0.86	0.01	150.00	231.00	81.00	0.57	0.16
CSR-023	4.00	104.00	100.00	0.66	0.10	104.00	264.00	160.00	0.64	0.27

Results of all drill holes are tabulated above (new holes have numbers above 016). The reverse circulation percussion drill holes (prefixed CSR) tested the broader zone of oxide mineralization above and peripheral to the porphyry gold-copper target.

* Suspended due to onset of winter conditions with drilling due to recommence in October.

The Caspiche porphyry stock consists principally of an early diorite porphyry and an inter-mineral quartz diorite porphyry, that intrude a pre-mineral microdiorite in the north of the area drilled. Remnants of the andesitic volcanic host rocks overlie the intrusive stock. Hydrothermal alteration is zoned from potassic in the center and at depth, to advanced argillic in the upper parts of the system.

All diamond holes have been drilled at a declination of 60 degrees on azimuth 060 degrees except for hole CSD-024, which was drilled at a declination of 65 degrees on azimuth 250 degrees, and holes CSD-025 and -026 which were drilled at declinations of 65 degrees on azimuth 240 degrees. Drill hole CSD-018 was sited 500m (1,640 ft) to the northwest of the main Caspiche target to test a separate geophysical target. No significant mineralization was encountered.

Five drill holes (CSR-019, CSR-020, CSR-021, CSR-022 and CSR-023) were drilled with a reverse circulation percussion rig, to test the near surface oxide zone. All were drilled at a declination of 60 degrees to the northeast (see plans below).

To view and enlarge the above map, please click on them.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization. Gold assay results presented above are preliminary and have not been calculated using a gold cut-off grade, or with any cutting of high grades.

All diamond drill core samples are split on regular two metre intervals and represent either sawn half HQ-size or NQ-size core. Reverse circulation drill samples are collected using a cyclone in one metre intervals; all samples are then composited into two metre samples. Gold samples were prepared and assayed by fire assay (50 gram charge) whilst copper was assayed with a four acid digestion and atomic absorption spectroscopy (AAS). The primary laboratory is ALS Chemex in Chile, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation and diamond drilling.

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Company plans to commence a 46,000m (151,000 ft) drilling program on its Caspiche gold-copper discovery (option over 100% of the project) in October, 2008 following the southern winter. The project is located between the Refugio mine (Kinross Gold Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Gold Corp).

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina, is generating high grade to ‘bonanza grade’ drilling results within an extensive epithermal vein system located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining. In March, 2008, Exeter signed a “Heads of Agreement” with Santa Cruz government owned Fomicruz, whereby Fomicruz may acquire a 5% equity interest in Cerro Moro upon mine permitting. Exeter may earn an 80% equity interest in prospective lands surrounding Cerro Moro that are currently controlled by Fomicruz.

As a result of anti-mining legislation passed in 2007 in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of the new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter plans to explore other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling programs, exploration results and metallurgical recoveries. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Report for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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